SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2006

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








                 RYANAIR ANNOUNCES 18th EUROPEAN BASE IN MADRID

      $210M INVESTMENT - 3 A/CRAFT & 14 NEW ROUTES DELIVERING 1M PAX P.A.

                       100,000 SEATS FROM MADRID FOR EUR1*

Ryanair, Europe's largest low fares airline today (Tuesday, 10th October 2006) announced its 18th European and second Spanish base in Madrid. From 22nd November 2006, Ryanair will invest $210M in 3 new aircraft and 14 routes that will deliver 1 M passengers p.a.

    DESTINATION                                FREQUENCY

    Dublin                                     Daily
    Eindhoven                                  Daily
    Faro                                       Daily
    Porto                                      Daily
    Marseille                                  Daily
    Paris                                      Daily
    Billund                                    4 x week
    Brussels                                   4 x week
    East Midlands                              4 x week
    Oslo                                       4 x week
    Bournemouth                                3 x week
    Gothenburg                                 3 x week
    Malmo                                      3 x week
    Shannon                                    3 x week

Ryanair has been flying to/from Spain since 2003 and in less than three years it has completely transformed the air travel market in the Iberian peninsula by giving Spanish passengers and visitors the lowest fares, the best punctuality and no fuel surcharges, guaranteed. Ryanair's enormous popularity in Spain has delivered unparalleled growth and today it operates:

   -108 routes to/from Spain
   -17 Spanish airports
   -2 Spanish bases in Madrid and Barcelona
   -11 based aircraft
   -Delivering 9M passengers p.a.

Announcing Ryanair's 18th European base in Madrid, Michael Cawley, Ryanair's Deputy CEO said:

        "Ryanair is delighted to make Madrid Barajas its 18th European and second Spanish base. We welcome the development of facilities in Madrid Barajas airport to encourage low fares and competition which have won this new base for the Spanish capital. As a result Ryanair will invest $210M in 3 Boeing 737-800 aircraft and open new routes from Madrid to 14 exciting destinations. This will transform the market in Madrid by allowing passengers to fly for a fraction of the high fares charged by Iberia.

        "Ryanair's 1 M passengers per annum will deliver a visitor spend of EUR110M that will sustain 1,000 jobs and stimulate business and tourism throughout the whole Madrid region.

        "These new routes are available for booking today from just EUR1* on www.ryanair.com and we advise passengers to book early as demand will be very strong".

        * taxes and charges excluded


Ends.                                   Tuesday, 10th October 2006


For further information:

Peter Sherrard - Ryanair                Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                  Tel: 00 353 1 4980 300







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 10 October 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director